Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US Dollars

GOLDCORP ACQUIRES FULL OWNERSHIP OF CANADIAN GOLD ASSETS

VANCOUVER, BRITISH COLUMBIA, September 25, 2007 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that it has entered into a binding agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario.  In exchange, Kinross will receive Goldcorp’s 50% stake in the La Coipa silver-gold mine in Chile and $200 million in cash.   The transaction is expected to close within 60 days.  The Boards of Directors of both Goldcorp and Kinross have approved the transaction subject to customary closing conditions.

“This transaction highlights our continuing commitment to simplify our asset portfolio and to focus efforts within our core operating districts,” said Kevin McArthur, Goldcorp President and Chief Executive Officer.  “In Porcupine and Musselwhite, we have two solid operations with very long mine lives, outstanding growth potential and first-rate operating teams.  We have enjoyed a great relationship with Kinross and we are pleased that La Coipa mine will remain in their capable hands.”

On May 12, 2006, Goldcorp acquired a 51% operating interest in Porcupine, a 68% operating interest in Musselwhite and a 50% operating interest in La Coipa. During the first six months of 2007, Porcupine produced a total of 153,333 ounces of gold at a total cash cost of $436 per ounce.  Musselwhite produced 109,853 gold ounces at a total cash cost of $469 per ounce.  La Coipa produced 37,200 gold ounces and 9.9 million silver ounces at a total cash cost of negative $2,526 per ounce.  Cash costs are calculated on a by-product accounting basis.

At January 1, 2007, proven and probable gold reserves at Porcupine and Musselwhite were 3.49 million ounces and 1.78 million ounces respectively.  Porcupine is expected to produce in the range of 325,000-350,000 gold ounces annually at a total cash cost between $380-$420 per ounce.  Musselwhite is expected to produce in the range of 225,000-250,000 gold ounces annually also at a total cash cost between $380-$420 per ounce.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001